UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LDR HOLDING CORPORATION

(Name of Subject Company)

LDR HOLDING CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

50185U105

(CUSIP Number of Class of Securities)

Scott Way

Executive Vice President and General Counsel

LDR Holding Corporation

13785 Research Boulevard, Suite 200

Austin, Texas 78750

(512) 344-3333

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Carmelo M. Gordian

J. Russel Denton

Andrews Kurth LLP

111 Congress Avenue, Suite 1700

Austin, Texas 78701

(512) 320-9200

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the communications listed below related to the proposed acquisition of LDR Holding Corporation, a Delaware corporation (the “LDR”) by LH Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and an indirect wholly owned subsidiary of Zimmer Biomet Holdings, Inc. (“Zimmer Biomet”), a Delaware corporation, pursuant to the Agreement and Plan of Merger, dated as of June 6, 2016, by among LDR, Merger Sub and Zimmer Biomet.

•	Exhibit 99.1 Form of Letter to Employees

•	Exhibit 99.2 Employee Frequently Asked Questions

•	Exhibit 99.3 Form of Surgeon Customer Letter

•	Exhibit 99.4 Form of Product Designer or Consultant Letter

•	Exhibit 99.5 Joint Press Release, dated June 7, 2016, of Zimmer Biomet Holdings, Inc. and LDR Holding Corporation

•	Exhibit 99.6 Investor Deck of Zimmer Biomet Holdings, Inc.